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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

American Equity Investment Life Holding Company
(Name of Issuer)
Common Stock
(Title of Class of Securities)
025676206
(CUSIP Number)
December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☑ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 5 pages

CUSIP No.	025676206

1	NAMES OF REPORTING PERSONS FBL Financial Group, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Iowa

	5	SOLE VOTING POWER

NUMBER OF		1,524,720

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,524,720

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,524,720

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	2.7%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

Page 2 of 5 pages

STATEMENT CONTAINING INFORMATION REQUIRED BY SCHEDULE 13G
ITEM 1.
(a)	Name of Issuer

The name of the issuer is American Equity Investment Life Holding Company (the “Company”).

(b)	Address of Issuer’s Principal Executive Offices

The Company’s principal executive offices are located at: 5000 Westown Parkway, Suite 440, West Des Moines, IA 50266.
ITEM 2.
(a)	Name of Person Filing

This Statement is filed by:

FBL Financial Group, Inc., an Iowa Corporation that is the parent holding company of Farm Bureau Life Insurance Company, an Iowa Corporation, that is the owner of the securities described in this filing.

(b)	Address of Principal Business Office or, if none, Residence

5400 University Avenue, West Des Moines, IA 50266

(c)	Citizenship

Iowa

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

025676206

ITEM 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☒	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Page 3 of 5 pages

ITEM 4.	Ownership.
(a)	Amount beneficially owned: Directly owned 1,524,720 shares

(b)	Percent of class: 2.7%

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 1,524,720

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 1,524,720

(iv)	Shared power to dispose or to direct the disposition of: 0

ITEM 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Farm Bureau Life Insurance Company; IC

ITEM 8.	Identification and Classification of Members of the Group

Not Applicable

ITEM 9.	Notice of Dissolution of Group

Not Applicable

ITEM 10.	Certification

Not Applicable

Page 4 of 5 pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2008

FBL FINANCIAL GROUP, INC.
By:	/s/ James P. Brannen
James P. Brannen
	Title:	Chief Financial Officer, Chief Administrative Officer and Treasurer

Page 5 of 5 pages